
10035215

SE MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 66571

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fubon Securities USA LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3452 E. FOOTHILL BLVD., SUITE 100
(No. and Street)

PASADENA (City) CA (State) 91107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KATIE TAI (626)243-4638
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HARRY C. LIN, CPA, A PROFESSIONAL CORPORATION
(Name – *if individual, state last, first, middle name*)

17890 CASTLETON ST., SUITE 102, CITY OF INDUSTRY, CA 91748
(Address) (City) (State) (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KATIE TAI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FUBON SECURITIES USA, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

FINOP

Title



Notary Public


JAMES WU
Commission # 1804410
Notary Public - California
Los Angeles County
My Comm. Expires Jun 27, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Los Angeles

On Feb. 19, 2010 (Date) before me, James Wu, Notary Public (Here Insert Name and Title of the Officer),

personally appeared Katie Tai (Name(s) of Signer(s)),

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.


JAMES WU
Commission # 1804410
Notary Public - California
Los Angeles County
My Comm. Expires Jun 27, 2012

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______________ (Signature of Notary Public)

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______________

Document Date: ______________ Number of Pages: ______________

Signer(s) Other Than Named Above: ______________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______________
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______________

Signer Is Representing: ______________

RIGHT THUMBPRINT OF SIGNER

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Signer's Name: ______________
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______________

Signer Is Representing: ______________

RIGHT THUMBPRINT OF SIGNER

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Fubon Securities USA LLC

Statement of Financial Condition

December 31, 2009

	Note		Amount
Assets			
Cash and cash equivalent	2	$	2,303,933
Deposit with clearing organization			100,620
Receivable from clearing organization	3		27,117
Commission receivable	2		90,000
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation of $84,781	2, 4		13,718
Prepaid expense and other assets			8,235
Security deposit	2, 7		27,559
Total Assets		$	2,571,182
Liabilities and Member's Interest			
Liabilities			
Payable to clearing organization	3	$	759
Accounts payable and other accrued liabilities			69,072
Total Liabilities			69,831
Commitments and Contingencies	5		-
Member's Interest			
Member's interest	8		2,501,351
Total Liabilities and Member's Interest		$	2,571,182

The accompanying notes are an integral part of these financial statements